# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DAQO NEW ENERGY CORP., CIK 0001477641
CUSIP: 23703Q203
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 666 LONGDU AVENUE, WANZHOU, CHONGQING, China (F4), 404000
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-24-000711
Filed by CIK 0000024046

## Reporting persons
- Percy Rockdale LLC: type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); sole voting power 0; shared voting power 166,030; sole dispositive power 0; shared dispositive power 166,030; aggregate amount beneficially owned 166,030 (0.05% of the class)
  Comment: Represents Shares (as defined below) underlying 33,206 ADSs (as defined below). Each ADS represents five Shares.
- CONTINENTAL GENERAL INSURANCE CO: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 33,209,930; sole dispositive power 0; shared dispositive power 33,209,930; aggregate amount beneficially owned 33,209,930 (9.95% of the class)
  Comment: Represents Shares underlying 6,641,986 ADSs. Each ADS represents five Shares.
- Continental Insurance Group, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 33,209,930; sole dispositive power 0; shared dispositive power 33,209,930; aggregate amount beneficially owned 33,209,930 (9.95% of the class)
  Comment: Represents Shares underlying 6,641,986 ADSs. Each ADS represents five Shares.
- Continental General Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); sole voting power 0; shared voting power 33,209,930; sole dispositive power 0; shared dispositive power 33,209,930; aggregate amount beneficially owned 33,209,930 (9.95% of the class)
  Comment: Represents Shares underlying 6,641,986 ADSs. Each ADS represents five Shares.
- Gorzynski Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 33,375,960; sole dispositive power 0; shared dispositive power 33,375,960; aggregate amount beneficially owned 33,375,960 (9.99% of the class)
  Comment: Represents Shares underlying 6,675,192 ADSs. Each ADS represents five Shares.

## Item 1. Issuer
Name of issuer: DAQO NEW ENERGY CORP.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

Percy Rockdale LLC ("Percy Rockdale"),

Continental General Insurance Company ("CGIC"),

Continental Insurance Group, Ltd. ("CIG"),

Continental General Holdings LLC ("CGH"), and

Michael Gorzynski ("Mr. Gorzynski").
Address of principal business office or, if none, residence: The address of the principal office for Percy Rockdale and Mr. Gorzynski is 595 Madison Avenue, 30th Floor, New York, NY 10022. The principal business address for each of CGIC, CIG and CGH is 11001 Lakeline Blvd., Ste. 120, Austin, TX 78717.
Citizenship: Each of Percy Rockdale and CGH is a Michigan limited liability company. CIG is a Delaware corporation. CGIC is a Texas domiciled life and health insurance company. Mr. Gorzynski is a citizen of the United States of America and Poland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Reporting Persons own American Depositary Shares of the Issuer ("ADSs"), as set forth herein. Each ADS represents five of the Issuer's Ordinary Shares, par value $0.0001 per share (the "Shares").

As of the close of business on September 30, 2025:

(i) Percy Rockdale directly beneficially owned 166,030 Shares underlying ADSs it directly owned.

(ii) CGIC directly beneficially owned 33,209,930 Shares underlying ADSs it directly owned.

(iii) As the sole owner of CGIC, CIG may be deemed the beneficial owner of the 33,209,930 Shares underlying ADSs beneficially owned by CGIC.

(iv) As the sole owner of CIG, CGH may be deemed the beneficial owner of the 33,209,930 Shares underlying ADSs beneficially owned by CGIC.

(v) As the sole Manager of Percy Rockdale and as a manager and Executive Chairman of CGH, Mr. Gorzynski may be deemed to beneficially own 33,375,960 Shares, consisting of (i) the 166,030 Shares underlying ADSs directly beneficially owned by Percy Rockdale and (ii) the 33,209,930 Shares underlying ADSs directly beneficially owned by CGIC.
Percent of class:
The following percentages are based on 333,759,632 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2024, as disclosed in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2025.

As of the close of business on September 30, 2025:

(i) Percy Rockdale may be deemed to beneficially own approximately 0.05% of the outstanding Shares;

(ii) CGIC may be deemed to beneficially own approximately 9.95% of the outstanding Shares;

(iii) CIG may be deemed to beneficially own approximately 9.95% of the outstanding Shares;

(iv) CGH may be deemed to beneficially own approximately 9.95% of the outstanding Shares; and

(v) Mr. Gorzynski may be deemed to beneficially own approximately 9.99% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on March 25, 2024

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Percy Rockdale LLC: /s/ Michael Gorzynski, Michael Gorzynski, Sole Manager (11/13/2025)
- CONTINENTAL GENERAL INSURANCE CO: /s/ Michael Gorzynski, Michael Gorzynski, Executive Chairman (11/13/2025)
- Continental Insurance Group, Ltd.: /s/ Michael Gorzynski, Michael Gorzynski, Chairman & President (11/13/2025)
- Continental General Holdings LLC: /s/ Michael Gorzynski, Michael Gorzynski, Manager (11/13/2025)
- Gorzynski Michael: /s/ Michael Gorzynski, Michael Gorzynski (11/13/2025)